Exhibit 99.1

Sound Group Inc. Announces $4 Million Share Repurchase Program

GUANGZHOU, China, June 09, 2025 (GLOBE NEWSWIRE) -- Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global audio-centric social and entertainment company, today announced that its board of directors (the “Board”) has approved a share repurchase program whereby the Company is authorized to repurchase its Class A ordinary shares (including Class A ordinary shares in the form of American depositary shares) with an aggregate value of up to $4 million, starting from today.

Mr. Jinnan (Marco) Lai, Founder, CEO, and Chairman of Sound Group, said, “We remain steadfast in our commitment to generating sustainable value for all our stakeholders. This $4 million share repurchase program underscores our confidence in Sound Group’s growth prospects while supporting our flexible capital structure and strategic growth. Moving forward, we will continue to deliver lasting value for our shareholders, users, and the broader community by expanding our market presence, fostering innovation, and enhancing our resilience.”

The proposed share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The number of ADSs repurchased and the timing or conditions of repurchases may depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with Sound Group’s working capital requirements and general business conditions, and will comply with applicable rules and regulations. Sound Group plans to fund the repurchases out of its existing cash balance or future cash generated by operating activities.

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

E-mail: soundgroup@tpg-ir.com